UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 17, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of General Meeting

On March 17, 2017, VivoPower International PLC (the “Company”) held a general meeting of shareholders at which shareholders voted to approve the share repurchase agreements between the Company and Oppenheimer & Co., Inc. (“Oppenheimer”) relating to the Company’s previously announced share repurchase program. As a result of the general meeting, the Company is authorized, until March 16, 2019, to repurchase up to $10 million of its outstanding ordinary shares, representing approximately 15% of the issued ordinary share capital of the Company as of February 28, 2017, at a minimum price of $3.00 per share. The maximum price which may be paid for any such ordinary share will be the amount equal to the highest independent bid or the last independent transaction price, whichever is higher, as reported by the Nasdaq Capital Market at the time the purchase is effected.

Under the program, shares may be purchased in open market transactions, including through block purchases, through privately negotiated transactions, or pursuant to any trading plan (a “10b5-1 Plan”) that may be adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (the “Exchange Act”). A 10b5-1 Plan allows a company to repurchase its shares at times when it otherwise might be prevented from doing so under the securities laws or because of self-imposed trading blackout periods. The Company expects to enter into a 10b5-1 Plan with Oppenheimer pursuant to which Oppenheimer will be authorized on the Company’s behalf to purchase the Company’s ordinary shares. Because the repurchases under the 10b5-1 Plan will be subject to pricing parameters, there is no guarantee as to the exact number of shares that will be repurchased pursuant thereto, or that there will be any repurchases pursuant to the 10b5-1 Plan.

The timing, manner, price and amount of any repurchases will be determined in the Company’s discretion and the share repurchase program may be suspended, terminated or modified at any time for any reason. The repurchase program does not obligate the Company to acquire any specific number of shares, and all open market repurchases will be made in accordance with Exchange Act Rule 10b-18, which sets certain restrictions on the method, timing, price and volume of open market stock repurchases.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the transactions described in this communication and plans to make future repurchases of VivoPower’s ordinary shares, including the amount of shares that may be repurchased. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks uncertainties and contingencies include business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Financial Officer